SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

XM SATELLITE RADIO HOLDINGS INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

10% Senior Secured Discount Convertible Notes due 2009

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

Joseph M. Titlebaum, Esq.

General Counsel and Secretary

XM Satellite Radio Holdings Inc.

1500 Eckington Place, N.E.

Washington, D.C. 20002

(202) 380-4000

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing person)

Copy to:

Steven M. Kaufman, Esq.

Hogan & Hartson L.L.P.

555 Thirteenth St., N.W.

Washington, D.C. 20004-1109

(202) 637-5600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
$47,719,762	$5,106

*	Calculated solely for purposes of determining the filing fee and based on the book value of the 10% Senior Secured Discount Convertible Notes due 2009 of XM Satellite Radio Holdings Inc. and XM Satellite Radio Inc. proposed to be acquired.

☐     Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing party:	Not applicable.
Form or Registration No.:	Not applicable.	Date filed:	Not applicable.

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer of Premium for Conversion and Consent Solicitation dated September 26, 2006 (the “Offer of Premium”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is XM Satellite Radio Holdings Inc., a Delaware corporation (the “Company”), and the address of its principal executive offices is 1500 Eckington Place, N.E., Washington, D.C. 20002. The information set forth in the Offer of Premium under “Information About XM and Other Transactions” is incorporated herein by reference.

(b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to issue a premium of shares of the Company’s Class A common stock to holders that convert outstanding 10% Senior Secured Discount Convertible Notes due 2009 (“10% Notes”) upon the terms and subject to the conditions described in the Offer of Premium for Conversion and Consent Solicitation and the related Letter of Transmittal and Consent (the “Letter of Transmittal” and, together with the Offer, as they may be amended from time to time, the “Offer”), attached hereto as Exhibit (a)(1)(B).

The purpose of the offer is to retire the 10% Notes, which are not redeemable by their terms, and which are expected ultimately to convert into shares of the Company’s Class A common stock since the conversion price of $3.18 is significantly below the current market price of such shares.

As of September 25, 2006, $99,921,550 aggregate principal amount at maturity of 10% Notes was outstanding, of which amount the Company has previously entered into agreements to acquire $42,558,828 aggregate principal amount at maturity. The Company believes that the 10% Notes are held by a total of 14 holders.

The information set forth in the Offer of Premium under “Summary Term Sheet,” “Conversion Premium” and “Terms of this Offer” is incorporated herein by reference.

(c) The information set forth in the Offer of Premium under Section “Price Range of Our Class A Common Stock” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

(a) The information set forth under Item 2(a) above and in the Offer of Premium under “Management” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The information set forth in the Offer of Premium under “Summary Term Sheet,” “Conversion Premium,” “Terms of this Offer,” “Acceptance of 10% Notes,” “Solicitation of Consents,” “Procedures for Tendering 10% Notes and Delivering Consents,” “Withdrawal of Tenders and Revocation of Consents,” “Conditions of this Offer and the Consent Solicitation,” “Accounting Treatment,” “Description of 10% Notes,” “Description of Class A Common Stock,” “The Proposed Amendments,” “Certain U.S. Federal Income Tax Consequences,” “Certain Securities Laws Considerations” and “Solicitation” is incorporated herein by reference.

(b) The information set forth in the Offer of Premium under “Interests of Directors and Officers” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Not applicable.

(b) Not applicable.

(c) Not applicable.

(d) Not applicable.

(e) The information set forth in the Offer of Premium under “Interests of Directors and Officers” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offer of Premium under “Purpose of this Offer” is incorporated herein by reference.

(b) The information set forth in the Offer of Premium under “Acceptance of 10% Notes” and “Accounting Treatment” is incorporated herein by reference.

(c) Not applicable.

Item 7. Source and Amount of Funds and Other Consideration.

(a) The information set forth in the Offer of Premium under “Conversion Premium” and “Accounting Treatment” is incorporated herein by reference.

(b) The information set forth in the Offer of Premium under “Conditions of this Offer and the Consent Solicitation” is incorporated herein by reference.

(c) Not applicable.

(d) Not applicable.

Item 8. Interests in Securities of the Subject Company.

(a) The information set forth in the Offer of Premium under “Interests of Directors and Officers” is incorporated herein by reference.

(b) The information set forth in the Offer of Premium under “Interests of Directors and Officers” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Not applicable.

Item 10. Financial Statements.

(a) The information set forth in the Offer of Premium under “Summary Historical Financial Information,” “Capitalization,” “Additional Information,” and “Incorporation of Certain Documents by Reference,” and on pages F-1 through F-42 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, is incorporated herein by reference.

(b) The information set forth in the Offer of Premium under “Summary Historical Financial Information” and “Capitalization” is incorporated herein by reference.

Item 11. Additional Information.

(a) The information set forth in the Offer of Premium under “Management” and “Interests of Directors and Officers” is incorporated herein by reference.

(b) Not applicable.

Item 12. Exhibits.

(a)	(1)	(A)	Offer of Premium for Conversion and Consent Solicitation dated September 26, 2006.

		(B)	Form of Letter of Transmittal and Consent.

(b)			Not applicable.

(d)	(1)		Amended and Restated Note Purchase Agreement, dated as of June 16, 2003, by and among the Company, XM Satellite Radio Inc. and the note investors named therein, previously filed with the Commission as Exhibit 10.40 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 on August 14, 2003 and incorporated herein by reference.

	(2)		Third Amended and Restated Shareholders and Noteholders Agreement, dated as of June 16, 2003, by and among the Company, and the investors named therein, previously filed with the Commission as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 on August 14, 2003 and incorporated herein by reference.

	(3)		Employment Agreement, dated as of August 6, 2004, between the Company, XM Satellite Radio Inc. and Gary Parsons, previously filed with the Commission as Exhibit 10.40 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 20, 2004 on August 9, 2004 and incorporated herein by reference.

	(4)		Employment Agreement, dated as of August 6, 2004, between the Company, XM Satellite Radio Inc. and Hugh Panero, previously filed with the Commission as Exhibit 10.41 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 20, 2004 on August 9, 2004 and incorporated herein by reference.

	(5)		Employment Agreement, dated as of July 20, 2006, between the Company, XM Satellite Radio Inc. and Nathaniel A. Davis, previously filed with the Commission as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on July 24, 2006 and incorporated herein by reference.

(g)			Not applicable.

(h)			Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

XM SATELLITE RADIO HOLDINGS INC.

/s/ Joseph M. Titlebaum
Joseph M. Titlebaum
General Counsel and Secretary

Date: September 26, 2006

INDEX TO EXHIBITS

EXHIBIT NO.				DESCRIPTION OF EXHIBIT

(a)	(1)	(A	)	Offer of Premium for Conversion and Consent Solicitation dated September 26, 2006.

		(B	)	Form of Letter of Transmittal and Consent.

(b)				Not applicable.

(d)	(1)			Amended and Restated Note Purchase Agreement, dated as of June 16, 2003, by and among the Company, XM Satellite Radio Inc. and the note investors named therein, previously filed with the Commission as Exhibit 10.40 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 on August 14, 2003 and incorporated herein by reference.

	(2)			Third Amended and Restated Shareholders and Noteholders Agreement, dated as of June 16, 2003, by and among the Company, and the investors named therein, previously filed with the Commission as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 on August 14, 2003 and incorporated herein by reference.

	(3)			Employment Agreement, dated as of August 6, 2004, between the Company, XM Satellite Radio Inc. and Gary Parsons, previously filed with the Commission as Exhibit 10.40 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 20, 2004 on August 9, 2004 and incorporated herein by reference.

	(4)			Employment Agreement, dated as of August 6, 2004, between the Company, XM Satellite Radio Inc. and Hugh Panero, previously filed with the Commission as Exhibit 10.41 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 20, 2004 on August 9, 2004 and incorporated herein by reference.

	(5)			Employment Agreement, dated as of July 20, 2006, between the Company, XM Satellite Radio Inc. and Nathaniel A. Davis, previously filed with the Commission as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on July 24, 2006 and incorporated herein by reference.

(g)				Not applicable.

(h)				Not applicable.